COMPANHIA DE BEBIDAS DAS AMÉRICAS — AMBEV

January 31, 2008

LATE BREAKING NEWS

Dear Quinsa Shareholder,

On January 28, 2008, we issued the press release attached to this letter announcing that we had increased the consideration you will receive for your shares of Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa”) since 6,277,001 Class B shares (including Class B shares held as ADSs) “), representing 71.3% of the outstanding Class B shares of Quinsa not owned by AmBev or its subsidiaries, had been tendered in and not withdrawn, pursuant to our amended Offer to Purchase. Our Offer is now scheduled to expire on February 11, 2008 at 5:00 pm (New York City time).

If the Offer is consummated and you do not tender your shares, then you will continue to be a shareholder in Quinsa. We expect that after consummation of the Offer the liquidity of Quinsa shares will be significantly reduced. We have plans for Quinsa to apply to delist the ADSs from the NYSE (including the remaining non-tendered ADSs), and the Class A shares and Class B shares from the LSE (including the remaining non-tendered Class A shares and Class B shares), to terminate the ADS facility and, as and when permitted by applicable law and regulation, the deregistration of the Class B shares under the Exchange Act.

All terms and conditions of the offer and of the price increase are described in the Offer to Purchase, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 28, 2007, and on its amendment which was filed with the SEC on January 29, 2008. Shareholders of Quinsa can obtain the Offer to Purchase and other documents that were filed with the SEC for free at www.sec.gov and www.ambev-ir.com

If you need assistance in tendering your shares or would like additional copies of the offer documentation, please call our Information Agent for the Offer, Innisfree M&A Incorporated, 877-750-9501 (toll-free in the United States and Canada) or at 00-800-7710-9970 (freephone in the EU).

Best regards,

COMPANHIA DE BEBIDAS DAS
AMÉRICAS — AMBEV